SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 15, 2007

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Execution of Revolving Credit and Term Loan Facility

On November 15, 2007, Navios entered into a Revolving Credit and Term Loan Facility for $260 million (the ‘‘Facility’’) in connection with its initial public offering and the completion of the purchase of certain of its vessels. The Facility was made by and between Navios, Commerzbank AG and DVB Bank AG, as lenders, and DVB Bank AG as agent, swap bank, joint-arranger and security trustee, and Commerzbank AG as payment agent, account bank, joint-arranger and swap bank. The Facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 0.8% and 1.25% depending on the loan to value ratio. Obligations under the Facility are secured by first priority mortgages covering each of Navios’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The Facility contains certain operating restrictive covenants, as well as compliance requirements and maintenance of certain financial ratios. A copy of the Facility is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: November 26, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Revolving Credit and Term Loan Facility dated November 15, 2007.